Exhibit 4.11

Employment Agreement

Telix Pharmaceuticals (Corporate) Pty Ltd
ACN 666 576 343

and

David Cade

KEY DETAILS

1.1	Parties

Telix Pharmaceuticals (Corporate) Pty Ltd ABN 84 666 576 343 of Level 4, 55 Flemington Road, North Melbourne, VIC 3051 (Company)

David Cade of the address set out in the Offer of Employment (You).

Employment

1.2	Position

The Company will employ You in the Position set out in the Offer of Employment.

1.3	Start date

Your employment will start on the Start Date set out in the Offer of Employment.

You will be subject to the Probation Period set out in the Offer of Employment.

1.4	Warranty

You warrant that You are not under any obligation or restriction which would interfere or conflict with Your employment in this role or Your obligations and duties under this agreement.  Your employment with the Company is at all times conditional upon:

(a)	You obtaining and retaining all necessary visas, work permits, licences, registrations, or memberships to enable You to lawfully reside and work in Australia and fulfil the duties of the Position; and

(b)
You being competent to properly carry out the duties of the Position and that any representations as to the qualifications, skills, experience, industry knowledge, business influence, client contacts, and employment history made by You or a person on Your behalf are true and correct.

1.5	Location and travel

(a)	Your place of work is, initially, the Location set out in the Offer of Employment. The Company may require You to work in other locations at any time.

(b)	The Company may require You to travel within the state, interstate or overseas to perform Your duties without any additional remuneration.

2	DUTIES AND REPORTING STRUCTURE

2.1	Duties of Your position

(a)	You must perform the duties reasonably associated with the Position.

(b)	In addition, You must also perform other duties which You are capable of performing, as required and directed by the Company.

(c)	Your role will include, but not be limited to, the Key Activities set out in the position description.

2.2

2.3	General duties

You must:

(a)	devote Your time, attention and skill to the performance of Your duties as is reasonably necessary for an appointment of this nature;

(b)	perform Your duties faithfully and diligently;

(c)	follow lawful and reasonable directions given to You by the Company; and

(d)	promote the interests of the Company and any member of the Group.

2.4	Reporting structure

You will report to the Manager set out in the Offer of Employment or as otherwise directed by the Company.

2.5	Changes to Your position

If Your position, duties or reporting structure change, this agreement will continue to apply to Your employment unless You and the Company:

(a)	enter a new written employment agreement; or

(b)	vary this agreement in writing.

2.6	Continuous development

You agree to participate in:

(a)	Development and/or training programs from time to time determined by the CEO or the CEO’s delegate, at the expense of the Company;

(b)	processes of internal and external review and benchmarking of performance as may be determined to be appropriate by the CEO or the CEO’s delegate; and

(c)	training and readiness in working in a public listed company.

3	HOURS OF WORK

Your hours of work are as set out in the Offer of Employment.

From time to time you may be required to work outside your normal hours of work in order to meet the organisation’s international business needs and your individual duties and objectives.  This has been taken into account in calculating your remuneration and you will not receive additional remuneration for that work.

4	COMPANY POLICIES

4.1	General

The Company has various policies (including a Code of Conduct) which apply to Your employment.  You must familiarise Yourself with these policies.  Where the policies place obligations on You, they constitute a lawful and reasonable direction from the Company and You must comply with them.  The Company may review, vary, add to, apply, not apply or withdraw the policies from time to time in its absolute discretion.  To avoid doubt, the policies and any obligations on the Company set out in them do not form part of Your employment agreement and are not binding on the Company.

4.2	Workplace Health and Safety

You must attend to Your work safety and notify Your Manager if you become aware of any workplace risks.  You must comply with all work health and safety policies of the Company.

4.3	Anti-Discrimination, Bullying and Harassment

The Company is an equal opportunity employer.  You must comply at all times with the Company's policies in respect of anti-discrimination, bullying and harassment.

5	REMUNERATION

5.1	Total remuneration employment cost

(a)	Your initial Total Remuneration is set out in the Offer of Employment.

(b)
The Company will make compulsory superannuation contributions up to the quarterly maximum contribution base on Your behalf in accordance with Superannuation Guarantee legislation.  The contributions may be made to the Company’s default fund or to a complying superannuation fund of Your choice.  You will be given information about this choice. If You do not nominate a complying superannuation fund for this purpose, the contribution may be paid into an existing stapled account identified by the Commissioner of Taxation.

5.2	Annualised salary

Your base salary absorbs all entitlements, benefits and payments that You may now have or subsequently acquire.  Your base salary includes compensation for all entitlements, benefits or payments that might otherwise be due under the Fair Work Act 2009 (Cth) (FW Act) or any industrial instrument that may apply to Your employment including overtime and penalty payments for out of hours work and working weekends and public holidays, and any other loadings, penalties, overtime or allowances.  Accordingly, You will not be paid any special rates or allowances for working particular times or under particular conditions unless otherwise agreed in writing.  Further, any remuneration paid in excess of any particular entitlement may be offset against any other entitlement, including an entitlement in a different pay period.

5.3	Guarantee of annual earnings

The Company undertakes that the base salary and any other benefits paid to you is a guarantee of annual earnings for the purposes of the FW Act for a period of at least 12 months. You accept that undertaking and acknowledge that Your employment will not be subject to the application of any modern award for any period during which you earn in excess of the high income threshold as defined by the FW Act.

5.4	Payment

The Company will pay any Total Remuneration that You elect to receive as salary (less any compulsory superannuation contributions and applicable tax), based on the Payment Frequency set out in the Offer of Employment, by electronic transfer to Your nominated bank account.

5.5	Expenses

The Company will reimburse You for any expenses that You reasonably incur during the performance of Your duties.  The Company may require You to provide a tax invoice, or other evidence, to substantiate any expenses claim.

6	INCENTIVE ARRANGEMENTS

6.1	Long Term Incentives

(a)	You may be eligible to participate in long-term incentive arrangements offered by the Company from time to time.

(b)	Your participation is subject to the rules of the plan. The Company may amend or discontinue the plan and the rules of the plan from time to time. They do not form part of Your employment agreement.

(c)	Any payment made to You under the plan will not give rise to an expectation or create any precedent for the awarding of any subsequent payment(s).

(d)
Your participation in the plan, and all benefits under the plan, are at the absolute discretion of the Company.  Any payment to You will be net of any applicable tax and superannuation contribution which the Company is required to make in respect of any incentive payment.

(e)
Unless otherwise agreed in writing, You are only entitled to receive a benefit under the plan if You are employed by the Company and not subject to a notice of termination period on the date that the benefit is paid or provided.

6.2	Short Term Incentives

(a)	You may be eligible to participate in any short-term incentive plans of the Board, which may be determined by the Board from time to time.

(b)
You may be entitled to a bonus incentive of up to a portion of your Base Salary set out in the Offer of Employment, which, if payable, will be payable based on Your performance against agreed performance milestones and may be paid annually in cash or equity and at the Board’s discretion.

(c)
Your eligibility and any payment is subject to the rules of any plan or policy in place from time to time.  The Board may amend or discontinue the plan and the rules of the plan from time to time.  They do not form part of Your employment agreement.

(d)	Any payment made to You under the plan will not give rise to an expectation or create any precedent for the awarding of any subsequent payment(s).

(e)
Your participation in the plan, and all benefits under the plan, are at the absolute discretion of the Board.  Any payment to You will be net of any applicable tax and superannuation contribution which the Company is required to make in respect of any incentive payment.

(f)
Unless otherwise agreed in writing, You are only entitled to receive a benefit under the plan if You are employed by the Company and not subject to a notice of termination period on the date that the benefit is paid or provided.

7	LEAVE

7.1	Your entitlement

(a)
You are entitled to paid and unpaid leave including annual leave, personal/carer’s leave, compassionate leave, family and domestic violence leave, community service leave and parental leave in accordance with legislation.

(b)
Currently, Your entitlements under the National Employment Standards are 4 weeks annual leave each year, 10 days paid personal/carer’s leave each year (in certain circumstances You may also be able to access unpaid carer’s leave), compassionate leave, and up to 12 months unpaid parental leave where You have responsibility for the care of a child (in certain circumstances You may be able to extend this leave).

(c)	Entitlements for part-time employees are pro-rated accordingly.

You must notify your Manager immediately before taking personal/carer's leave so that the Company may accommodate your absence.  If this is not possible, You must contact your Manager or the Company as soon as you are able to.  The Company may require you to provide a medical certificate or attend a medical examination at any time.

7.2	Long service leave

You will be entitled to long service leave in accordance with applicable legislation.

7.3	Public holidays

You will usually be entitled to paid leave on days declared as public holidays in the state or territory in which You work.  From time to time You may be required, and You will not reasonably refuse, to work on a public holiday in order to perform Your duties. Your remuneration includes an amount to compensate for this.

8	ENDING YOUR EMPLOYMENT

8.1	Ending Your employment with notice

After the Probation Period and subject to clause 8.6:

(a)	You may end Your employment at any time by giving the Employee Notice Period set out in the Offer of Employment; or

(b)	the Company may end Your employment at any time by giving the Employer Notice Period set out in the Offer of Employment.

8.2	Payment in lieu of notice period

In the event that either You or the Company provide notice in accordance with clause 8.1 above, the Company may elect to:

(a)	pay You in lieu of Your notice period; or

(b)	require You to work for part of Your notice period and pay You in lieu of the balance of the period.

8.3	Calculation of payments if Your employment ends

If Your employment ends, the Company will calculate any payments in lieu of notice or accrued leave in accordance with applicable law.

8.4	Deduction of amounts owed

(a)	To the extent permitted by law, any outstanding advances or other payments due to the Company by You will be deducted before payment of any amounts under this clause 8 are made to You.

(b)
If the amounts owed by You to the Company at the date Your employment ends exceed amounts payable to You under this clause 8, You agree to repay such amounts to the Company within 14 days of the date Your employment ends.

8.5	Duties during notice period

If You or the Company gives notice ending Your employment, the Company may direct You at any time during the notice period:

(a)	not to attend work;

(b)	not to perform all or part of Your duties;

(c)	to perform duties which are different to Your usual duties, provided that You have the necessary skills and competencies to perform these duties;

(d)	to assist the Company with a proper hand over of the duties of the Position including business information, work, clients, and business;

(e)	not to have any dealings with any customers, suppliers or clients of the Company or the Group; or

(f)	to do any combination of the above.

8.6	Ending Your employment without notice

The Company may end Your employment at any time without notice if You:

(a)	engage in serious or wilful misconduct;

(b)	are seriously negligent in the performance of Your duties;

(c)	commit a serious or persistent breach of Company policy (including but not limited to a serious or persistent beach of the Code of Conduct);

(d)	commit a serious or persistent breach of this agreement;

(e)	refuse to carry out lawful and reasonable instructions of the Company;

(f)	commit an act, whether at work or otherwise, which brings the Company into disrepute; or

(g)	are charged with an offence punishable by imprisonment.

8.7	Suspension

If the Company suspects that You have been involved in any improper conduct or involved in any other conduct which in the opinion of the Company may impact upon Your ability to carry out Your duties and responsibilities under this agreement or may cause damage to the Company's business or reputation, the Company may do any or all of the following:

(a)	suspend You from performing the duties and responsibilities of the Position for a period determined by the Company;

(b)
direct You not to attend the workplace, communicate with fellow employees, customers, suppliers or clients of the Company or any other persons involved in the conduct which is being investigated, or otherwise interfere with the conduct of the investigation; and

(c)	appoint any person to conduct the investigation; and direct You to provide any assistance and answer any questions required for the investigation.

During the period of suspension, You will continue to receive Your Total Remuneration under this agreement. Any suspension under this clause will not be treated as disciplinary action by the Company, but will be instituted solely for the purpose of conducting an investigation.

8.8	Return of property

Before Your employment ends, or as soon as practicable after it ends, You must return all property belonging to the Company.

8.9	Redundancy

If Your employment ends for a reason including that Your position is redundant, any payment to You on ending of Your employment (other than a payment in lieu of Your minimum statutory entitlement to notice of termination) will be inclusive of any statutory entitlement that You may have to redundancy pay.

8.10	Consideration for holding office

You and the Company agree that the benefits to which You are entitled under this agreement in connection with the termination of Your employment are in part consideration for You agreeing to accept the office of the Position, and any other office or position that is a ‘managerial or executive office’ (as that expression is defined in the Corporations Act 2001 (Cth)) in any Group company.

9	DISCLOSURE OF INFORMATION

9.1	Definitions

In this agreement:

(a)	‘Confidential Information’ means any Information which is confidential and not in the public domain (unless in the public domain because of a breach of confidentiality) including, but not limited to:

(i)	the business or affairs, financial information, Intellectual Property, and sales and marketing information of the Company or Group, or their respective customers or suppliers;

(ii)	information which is marked “confidential” or which is described or treated by the Company or Group as confidential;

(iii)	information of a business sensitive nature; and

(iv)	trade secrets, research and confidential information and know-how of the Company, the Group, or their respective customers or suppliers.

(b)
‘Information’ means any information about the Group or its business (including, but not limited to, any idea, concept, process or know-how) which comes to Your notice in the course of Your employment or is generated by You in the course of performing Your duties.

9.2	Importance of Confidential Information

(a)
During Your employment with the Company You will acquire experience, Confidential Information, trade secrets, know-how and particular skills in the affairs, practices, customer requirements and trade connections of the Group.

(b)
Because of the importance to the Group of the knowledge and Confidential Information which You will acquire, the Company wishes to ensure that You do not take advantage of these matters for Your advantage or others to the detriment of the Group and its businesses and in violation of its rights.

9.3	Your obligations during employment

During Your employment, You must not use or disclose Information unless the use or disclosure is:

(a)	required by law;

(b)	made as part of the proper performance of Your duties; or

(c)	agreed in writing by the Company.

9.4	Your obligations after Your employment ends

After Your employment ends, and without limiting Your general law obligations, You must not disclose Confidential Information unless the disclosure is:

(a)	required by law; or

(b)	agreed in writing by the Company.

9.5	Preventing disclosure

You must take all reasonable and necessary precautions to maintain the secrecy and prevent disclosure of Information.  You must immediately notify the Company if You suspect or become aware that Confidential Information has been improperly copied, used or disclosed.

9.6	Implied term and survival of obligations

(a)	To avoid doubt, this clause is not intended to limit any duty of fidelity owed by You and implied into Your employment agreement.

(b)	Your obligations under this clause continue after Your employment ends.

10	INTELLECTUAL PROPERTY

10.1	Definition

In this clause ‘Intellectual Property’ means all present and future rights to intellectual property including any inventions and improvements, trade marks (whether registered or common law trade marks), designs, copyright, patents, any corresponding property rights under the laws of any jurisdiction and any rights in respect of any work, including any invention, discovery, trade secret, secret process, know–how, concept, idea, information, process, data or formula.

10.2	Ownership

(a)	The Company owns all Intellectual Property that You create or contribute to during Your employment.

(b)	You must do all things necessary to ensure that the Company owns Intellectual Property that You create or contribute to during Your employment.

10.3	Disclosure

You must inform the Company of all Intellectual Property that You create or contribute to during Your employment.

10.4	Survival of obligations

Your obligations under this clause continue after Your employment ends.

11	MORAL RIGHTS

(a)
In this clause ‘Moral Rights’ means the right of attribution of authorship, the right not to have authorship falsely attributed and the right of integrity of authorship, as defined in the Copyright Act 1968 (Cth).

(b)
If You have Moral Rights in any Intellectual Property owned by the Company, You irrevocably consent to any act or omission by the Company which infringes those Moral Rights. You agree that Your consent extends to acts and omissions by the Company’s licensees and successors in title, and You agree that Your consent is a genuine consent given under Part 9 of the Copyright Act 1968 (Cth) and has not been induced by duress or any false or misleading statement.

(c)	Your obligations under this clause continue after Your employment ends.

12	RESTRICTIONS DURING YOUR EMPLOYMENT

12.1	Other business interests

Subject to clause 12.2, during Your employment You must not be engaged, concerned or interested in any other business without the Company’s prior written consent, with such consent not to be unreasonably withheld if such business is not in conflict with clause 2.3 or if disclosed to the Company prior to the commencement of Your employment.

12.2	Shareholding

Despite any other clause of this agreement, You may hold shares in companies listed on any recognised stock exchange without the Company’s prior written consent if You hold less than 5% of the issued shares of any class of any one company.

13	RESTRICTIONS AFTER YOUR EMPLOYMENT ENDS

13.1	Restrictions

The Post Employment Restraints set out in the Offer of Employment apply to You.

13.2	Consent

The Post Employment Restraints do not apply in circumstances where You have obtained the Company’s prior written consent.

13.3	Restrictions reasonable and independent

You agree that:

(a)	You will obtain Confidential Information during Your employment, the disclosure of which could materially harm the Group;

(b)	You will develop influence over customers, directors, employees and/or contractors of the Group;

(c)
the Post Employment Restraints are reasonable and necessary for the protection of the Group’s Confidential Information, goodwill and relationships with its customers, directors, employees and contractors;

(d)	You intend the restrictions to operate to the maximum extent;

(e)	damages may be inadequate to protect the Group’s interests and the Group is entitled to seek and obtain injunctive relief, or any other remedy, in any court; and

(f)	the restrictions are separate, distinct and several, so that the unenforceability of any restriction does not affect the enforceability of the other restrictions.

13.4	Modification of restrictions

If the Post Employment Restraints:

(a)	are void as unreasonable for the protection of the Group’s interests; and

(b)	would be valid if part of the wording was deleted or the period or area was reduced,

the restrictions will apply with the modifications necessary to make them effective.

13.5	Obligations continue

Your obligations under the Post Employment Restraints and this clause 13 survive the ending of Your employment.

14	COMPLIANCE AND APPROVALS

(a)
The exercise of, or compliance with, any discretion, right or obligation under this agreement is subject to any required board or shareholder approvals, any necessary regulatory consent and compliance with the Company’s constitution and all applicable laws.

(b)
Notwithstanding any provision of this agreement, the Company is not required to pay or provide, or procure the payment or provision, of any payment or benefit to You which is not permitted by the provisions of Part 2D.2, Division 2 or Chapter 2E of the Corporations Act 2001 (Cth) in the absence of shareholder approval.  Any such payments or benefits must be reduced to ensure compliance with this clause and there is no obligation on the Company to seek or obtain shareholder approval.  In the event of overpayment, You must, on receiving written notice from the Company Secretary (or his or her nominee), immediately repay any monies or benefits specified in such notice.

(c)	This clause 14 has effect regardless of any other provision of this agreement.

15	GENERAL

15.1	Governing law and jurisdiction

(a)	This agreement is governed by the law in force in Governing law and jurisdiction in the Offer of Employment.

(b)	Each party irrevocably submits to the non–exclusive jurisdiction of courts of the jurisdiction specified in the Offer of Employment .

15.2	Entire agreement and no reliance

(a)
This agreement states all the express terms of the agreement between the parties in respect of its subject matter. It supersedes all prior discussions, negotiations, understandings and agreements in respect of its subject matter.

(b)
You acknowledge that in accepting employment with the Company You have not relied on any representations regarding Your employment made by the Company (or its agents or employees) other than matters expressly set out in this agreement.

(c)	This agreement may only be amended by agreement in writing signed by both parties.

15.3	Legal advice

You represent that You have taken, or had the opportunity of taking, legal advice in relation to the nature, effect and extent of this agreement.

15.4	Counterparts

This agreement may be executed in any number of counterparts and all counterparts, taken together, constitute one instrument. A party may execute this agreement by executing any counterpart.

15.5	Benefit of this agreement

The Company executes this agreement for the Group.  You acknowledge and agree that each Group Company may independently enforce the obligations given in their favour in this agreement against You in their own right.

15.6	Interpretation

In this agreement:

(a)	A reference to the ‘Group’ means the Company and each ‘related body corporate' as that expression is defined in the Corporations Act 2001 (Cth).

(b)	Headings and bold type are for convenience only and do not affect the interpretation of this agreement.

(c)	The singular includes the plural and the plural includes the singular.

(d)	Words of any gender include all genders.

(e)	Other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning.

(f)	An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency as well as an individual.

(g)	A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement.

(h)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re–enactments of any of them.

(i)	No provision of this agreement will be construed adversely to a party because that party was responsible for the preparation of this agreement or that provision.

(j)	Specifying anything in this agreement after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

(k)	This agreement includes any schedule.

SIGNING PAGE

Executed as an agreement

COMPANY

EXECUTED on behalf of:
TELIX PHARMACEUTICALS
(CORPORATE) PTY LTD by:

/s/ Christian Behrenbruch	Christian BEHRENBRUCH	18-Dec-23
Signature of authorised representative	Name of authorised representative	Date

/s/ Meredith Crowe	Meredith Crowe	18-Dec-23
Signature of witness	Name of witness	Date

YOU

EXECUTED by David Cade in the presence of:

/s/ David Cade	19-Dec-23
Signature of David Cade	Date

/s/ Sharon Brewster	20-Dec-23
Signature of witness	Name of witness (please print)

Telix Pharmaceuticals (Corporate) Pty Ltd

Registered in Australia under A.C.N. 666 576 343
Registered Address: Level 4, 55 Flemington Road,
North Melbourne, Victoria, 3051, Australia
www.telixpharma.com

Dec 18, 2023

Private and confidential

David Cade

17 Valerie Avenue, Chatswood West VIC 2067

Offer of Employment

Dear David,

We are pleased to offer you employment with Telix Pharmaceuticals, as set out below.  Terms and conditions of this appointment are conditional of acceptance of the attached Employment Agreement.

Key Details
1. Position Title	Group Chief Medical Officer
2. Employment Type	Full-time
3. Contract Type	Permanent
4. Employment Dates	Start Date: Jan 01, 2024
5. Contracted Hours	37.5 (1.0 FTE)
6. Location	7.01, 10 Bridge Street, Sydney NSW 2000
7. Key Activities	Refer to attached Position Description
8. Manager	Managing Director & Group CEO
9. Total Remuneration
(a)          base salary of $490,000 AUD per annum; plus

(b)          compulsory superannuation contributions paid by the Company for Your benefit,

but does not include any payroll tax or workers’ compensation insurance paid by the Company in respect of Your employment.

10. Payment Frequency	Monthly
11. Short Term Variable Remuneration (STVR)
You may be eligible to receive an STVR of up to 35% of your base salary, subject to the terms set out in the Employment Agreement. Whether the payment is made and the amount of any payment is in the absolute discretion of the Board and the Company.

12. Long Term Variable Remuneration (LTVR)
At the discretion of Telix Pharmaceuticals and subject to all relevant terms from your original employment agreement and LTVR letters issued to you, your long-term incentive may be up to 60% of your base salary.

13. Employee Notice Period	4 months’ notice

Telix Pharmaceuticals (Corporate) Pty Ltd

Registered in Australia under A.C.N. 666 576 343
Registered Address: Level 4, 55 Flemington Road,
North Melbourne, Victoria, 3051, Australia
www.telixpharma.com

Key Details
14. Employer Notice Period	4 months’ notice
15. Post Employment Restraints
(a)          No competing with the Group

Unless the Company provides prior written consent, You must not (whether directly or indirectly) during the Restricted Period (explained below) and in the Restricted Area (also explained below) carry on, be employed by or engaged or otherwise interested in any Competitive Business (being any business that competes with the Group during the period of 3 months preceding the End Date, or during the Restricted Period) to provide products or services which are the same as or similar to those You provided to the Company at any time within the 3 months immediately preceding the date on which Your employment ends.

(b)          No inducing employees or contractors to leave the Group

You must not during the Restricted Period and in the Restricted Area induce or attempt to induce any director, employee or contractor of the Group with whom You had work related dealings during the 3 months preceding the date on which Your employment ends to terminate his or her employment or engagement with the Group, whether or not that person would commit a breach of that person’s contract of employment or engagement.

(c)          No persuading the Group’s customer to cease or reduce business

You must not during the Restricted Period and in the Restricted Area solicit or persuade any customer of the Group with whom You had work related dealings during the 3 months preceding the date on which Your employment ends to cease doing business with the Group or reduce the amount of business which the person would normally do, or otherwise have done, with the Group.

16. Restricted Area	(a) Australia; or if a Court finds that unenforceable (b) Melbourne, Victoria, Australia
17. Restricted Period	The period of 6 months starting on the End Date; or if a Court finds that unenforceable.
18. Governing law and jurisdiction	Victoria, Australia
19. Review Date
Your Total Remuneration package will be reviewed annually as part of the Company's remuneration review process. In undertaking this review, the Company may have regard to any matter in its absolute discretion.  This review will not necessarily lead to an increase in Your Total Remuneration.

Telix Pharmaceuticals (Corporate) Pty Ltd

Registered in Australia under A.C.N. 666 576 343
Registered Address: Level 4, 55 Flemington Road,
North Melbourne, Victoria, 3051, Australia
www.telixpharma.com

We look forward to having you join us at Telix and contributing to our vision of helping people with cancer and rare disease live longer, better quality lives.

Executed as an agreement

COMPANY

EXECUTED on behalf of:
TELIX PHARMACEUTICALS
(CORPORATE) PTY LTD by:

/s/ Christian Behrenbruch	Christian BEHRENBRUCH	18-Dec-23
Signature of authorised representative	Name of authorised representative	Date

/s/ Meredith Crowe	Meredith Crowe	18-Dec-23
Signature of witness	Name of witness	Date

YOU

EXECUTED by David Cade in the presence of:

/s/ David Cade	19-Dec-23
Signature of David Cade	Date

/s/ Sharon Brewster	20-Dec-23
Signature of witness	Name of witness (please print)